UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K         [ ] Form 20-F         [ ] Form 11-K         [X] Form 10-Q
[ ] Form N-SAR

         For Period Ended: June 30, 2005
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         [ ] For the Transition Report Ended:

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         Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the following checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

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         Full Name of Registrant:  ERGO SCIENCE CORPORATION

         Former Name if Applicable:  Not Applicable

         Address of Principal Executive Office (Street and Number):

                  790 Turnpike Street

         City, State and Zip Code:  North Andover, MA 01845

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                        PART II - RULES 12B-25(B) AND (C)

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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K of Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE

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         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         On April 1, 2005, Ergo Science Corporation (the "Company") acquired the business-to-business publishing division ("Nexus Media") of Highbury House Communications plc, a company organized under the laws of the United Kingdom ("Highbury House"). Nexus Media consisted of eight wholly-owned subsidiaries of Highbury House, which prior to the acquisition by the Company had not prepared financial statements but had been consolidated with Highbury House. Since the acquisition of Nexus Media is being treated as a purchase business combination for accounting purposes, the Company has had to prepare historical financial statements for corresponding six month periods of 2004 for Nexus Media. The Company was not able to timely file its Form 10-Q for the quarterly period ending June 30, 2005 because the work required to complete these historical financial statements could not be completed by the filing deadline without unreasonable effort or expense.

                           PART IV - OTHER INFORMATION

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         (1)      Name and telephone number of person to contact in regard to this notification

         Ling Kwok        (978)             688-8833
         ---------     -----------     ------------------
         (Name)        (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [X] Yes        [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion hereof?

                                            [X] Yes        [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Prior to the acquisition of Nexus Media on April 1, 2005, the Company had no operations. As a result of the acquisition of Nexus Media, the Company's operations are significantly different than the corresponding period for the last fiscal year.

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

                            Ergo Science Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2005           By:      /s/  Charles E. Finelli
                                          --------------------------------------
                                 Name:    Charles E. Finelli
                                 Title:   President, Chief Executive Officer
                                          and acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.